

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 7, 2008

Phillip B. Douglas
Chief Financial Officer
LifeCare Holdings, Inc.
5560 Tennyson Parkway
Plano, Texas 75024

Re: **LifeCare Holdings, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed March 28, 2008
      File no. 333-133319

Dear Mr. Douglas:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 24

1. We note that you review goodwill based upon one reporting unit. Addressing paragraph 30 of SFAS 142 and paragraphs 10-15 of SFAS 131, please tell us how you concluded that you have one reporting unit.

(2) Merge and Related Transactions, page F-7
(7) Goodwill and Other Intangible Assets, page F-14
(11) Insurance Arrangements, page F-20

2. We note that you utilized an independent third-party valuation to assist in the determination of the value of your acquired identifiable intangible and tangible assets in the merger transaction. Also we note that you used independent third party actuarial estimates in connect with your general and professional liability insurance. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings.

Form 10-Q for the quarterly period ended March 31, 2008
Item 4: Controls and Procedures

3. We note your disclosure that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. However, it is unclear whether your certifying officers have concluded whether or not your disclosure controls and procedures are effective. Supplementally confirm that both officers concluded that your disclosure controls and procedures were effective, and in future filings, please make clear whether they have concluded that the Company's disclosure controls and procedures are effective.

4. We note your statement that "there have been no significant changes in our internal controls or in other factors that could significantly affect those controls in this quarter." Please supplementally confirm whether there were any changes in your internal control over financial reporting identified in connection with an evaluation that occurred during your fourth quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.   Similarly revise in your future filings.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-33516 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director